Invictus Secures Supply Agreement with British Columbia Liquor Distribution Branch

VANCOUVER, July 11, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that it has signed a Memorandum of Understanding ("MOU") with the BC Liquor Distribution Branch ("LDB") to supply the province with a selection of premium cannabis products for the upcoming recreational marketplace. Invictus' portfolio includes award-winning strains, supplied by our wholly-owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), located in Alberta.

"As a company with operations in BC, Invictus is immensely proud to have been selected to provide the LDB with quality cannabis products ahead of legalization on October 17, 2018," said Dan Kriznic, Chairman and CEO of Invictus. "We are looking forward to a partnership that will work to achieve our mutual objectives of building a safer marketplace for cannabis, while spurring economic activity here at home."

Beyond supply agreements, Invictus is working to develop and implement a strategic patient acquisition program aimed at winning market share for medical cannabis sales, in addition to its ambitious retail plan that involves establishing dispensaries across Western Canada. At the same time, Invictus is taking measured steps to expand our cultivation space and strain profile, as demand in the adult recreational market continues to grow.

The MOU with BC's LDB is the Company's first provincial supply agreement to service the adult-use market and falls in line with our multi-faceted sales and distribution strategy.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(647) 828-9655

About Invictus

Invictus owns and operates two cannabis production facilities, both with sales licenses, under the ACMPR in Canada, with the vision of producing a variety of high quality and low-cost cannabis products to the global market, as regulations permit. The Company's wholly owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), is located in West-Central Alberta. The Company's 50% owned AB Laboratories Inc. ("AB Labs"), is located in Hamilton, Ontario. AB Ventures Inc. ("AB Ventures") owns 100 acres of land near Hamilton, Ontario, to be used for future cannabis cultivation. Recently, the Company announced that it has entered into a binding letter of intent for an option to acquire an applicant (the "OptionCo") under the ACMPR. Combined, the Company expects to have approximately 262,000 and 846,000 square feet of cannabis production capacity by the end of 2018 and 2019, respectively.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

The Company's wholly owned subsidiary, Poda Technologies Ltd. ("Poda"), has developed the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor or residue.

Finally, the Company's 82.5% owned Future Harvest Development Ltd. ("Future Harvest") is a high-quality Fertilizer and Nutrients manufacturer, based in Kelowna, British Columbia. Future Harvest has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

Invictus' Canadian Production Footprint:

			Square Footage
Company	Phase	Province	Current	31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		90,000	90,000
Acreage Pharms	4	Alberta			270,000
Total Acreage Pharms			40,000	130,000	400,000
AB Labs	1	Ontario	16,000	16,000	16,000
AB Labs	2	Ontario		40,000	40,000
Total AB Labs			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario			84,000
Total AB Ventures				21,000	105,000
OptionCo	1	British Columbia		55,000	55,000
OptionCo	2	British Columbia			250,000
Total OptionCo				55,000	305,000
Total Combined			56,000	262,000	866,000

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the expected use of the proceeds from the Company's option and warrant exercises and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should" or "would" occur. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that there will be no material change in the Company's business or market conditions that will require the Company to alter its current anticipated use of the proceeds from the option and warrant exercises that OptionCo, AB Labs, AB Ventures and Acreage Pharms will be successful in reaching their potential production capacity, OptionCo, AB Labs, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo, AB Labs, AB Ventures and Acreage Pharms will reach full production capacity on the timeline anticipated by the Company,. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, there will be a material change in the Company's business or market conditions that will require the Company to alter its current anticipated use of the proceeds from the option and warrant exercises OptionCo, AB Labs, AB Ventures and Acreage Pharms will not be successful in reaching its potential production capacity, OptionCo, AB Labs, AB Ventures and Acreage Pharms production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo, AB Labs, AB Ventures and Acreage Pharms reaching full production capacity will be delayed. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CO: Invictus MD Strategies

CNW 17:19e 11-JUL-18